                                  SCHEDULE 13D

                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)

                             IMPERIAL SUGAR COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    453096208
                                 (CUSIP Number)

                               George J. Schultze
                         Schultze Asset Management, LLC
                             3000 Westchester Avenue
                               Purchase, NY 10577

                                 with a copy to:

                                Steven R. London
                        Brown Rudnick Berlack Israels LLP
                              One Financial Center
                                Boston, MA 02111
                                 (617) 856-8200
                                 --------------

                                 March 30, 2006
                                 --------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 453096208

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Schultze Master Fund, Ltd.
     98-0425156
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) (_)
                                                                         (b) (X)

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                            [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

--------------------------------------------------------------------------------
            NUMBER OF              7    SOLE VOTING POWER
             SHARES                     394,533
          BENEFICIALLY             ---------------------------------------------
            OWNED BY               8    SHARED VOTING POWER
              EACH                      0
            REPORTING              ---------------------------------------------
             PERSON                9    SOLE DISPOSITIVE POWER
              WITH                      0
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER    394,533
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     394,533

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.7%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

CUSIP No. 453096208

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Schultze Asset Management, LLC
     22-3563247
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) (_)
                                                                         (b) (X)

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                            [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
            NUMBER OF              7    SOLE VOTING POWER
             SHARES                     0
          BENEFICIALLY             ---------------------------------------------
            OWNED BY               8    SHARED VOTING POWER
              EACH                      60,335
            REPORTING              ---------------------------------------------
             PERSON                9    SOLE DISPOSITIVE POWER
              WITH                      0
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                        454,868
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     454,868

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.3%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IA
--------------------------------------------------------------------------------

CUSIP No. 453096208

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     George J. Schultze
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) (_)
                                                                         (b) (X)

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                            [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
            NUMBER OF              7    SOLE VOTING POWER
             SHARES                     0
          BENEFICIALLY             ---------------------------------------------
            OWNED BY               8    SHARED VOTING POWER
              EACH                      60,335
            REPORTING              ---------------------------------------------
             PERSON                9    SOLE DISPOSITIVE POWER
              WITH                      0
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                        454,868
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     454,868

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.3%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Company: Imperial Sugar Company.                         CUSIP Number: 453096208

ITEM 1.   SECURITY AND ISSUER.

     This Amendment No. 8 to Statement on Schedule 13D (the "Amendment No. 8") amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission ("SEC") on July 20, 2004 (the "Original Statement") and the Amendment No. 1 to Statement on Schedule 13D filed with the SEC on October 12, 2004, the Amendment No. 2 to Statement on Schedule 13D filed with the SEC on December 22, 2004, the Amendment No. 3 to Statement on Schedule 13D filed with the SEC on February 9, 2005, as revised to correct a typographical error and re-filed on February 10, 2005, the Amendment No. 4 filed with the SEC on May 19, 2005, the Amendment No. 5 filed with the SEC on September 8, 2005, the Amendment No. 6 filed with the SEC on February 17, 2006, and the Amendment No. 7 filed with the SEC on March 3, 2006 on behalf of Schultze Asset Management, LLC, George J. Schultze, and the Schultze Master Fund, Ltd., and relates to the common stock, no par value (the "Common Stock"), of Imperial Sugar Company, a Texas corporation (the "Company"). This Amendment No. 8 is filed by Schultze Master Fund, Ltd., Schultze Asset Management, LLC, and George J. Schultze (collectively, the "Reporting Persons"). The principal executive offices of the Company are located at One Imperial Square, PO Box 9, Sugar Land, TX 77487, United States. Except as set forth herein, the Original Statement is unmodified.

ITEM 2.   IDENTITY AND BACKGROUND.

     Schultze Asset Management, LLC is (i) a privately held asset management firm, (ii) a limited liability company organized under the laws of Delaware, and
(iii) registered as an investment adviser under the Investment Advisers Act of 1940 (File No. 801-62112). Schultze Asset Management, LLC's principal business and office address is 3000 Westchester Avenue, Purchase, NY 10577. Schultze Asset Management, LLC acts as investment manager for individual and institutional investors through limited partnerships, offshore funds, and managed accounts (the "Managed Accounts").

     Schultze Master Fund, Ltd., a Cayman Islands company, is one of Schultze Asset Management, LLC's Managed Accounts. Schultze Master Fund, Ltd.'s principal business address is c/o Caledonian Fund Svcs. Ltd, P.O. Box 1043 GT, Grand Cayman, Cayman Islands.

     George J. Schultze, a citizen of the United States of America, is the Managing Member of Schultze Asset Management, LLC, and a director of Schultze Master Fund, Ltd. George J. Schultze exercises sole voting and investment control over Schultze Asset Management, LLC. George J. Schultze's business address is 3000 Westchester Avenue, Purchase, NY 10577.

     This Amendment No. 8 reports Schultze Asset Management, LLC's and George J. Schultze's indirect beneficial ownership of shares of Common Stock of the Company held by the following Managed Accounts in the indicated amounts:

           Managed Account                 Shares of Common Stock of the Company
           ---------------                 -------------------------------------
     Schultze Master Fund, Ltd.                          394,533
     AIP Alpha Strategies I Fund                          36,327
     Arrow Distressed Securities Fund                     24,008
              TOTAL                                      454,868

     In addition, this Amendment No. 8 reports the direct ownership of Schultze Master Fund, Ltd. of 394,533 shares of Common Stock of the Company.

     During the past five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or financial order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.   PURPOSE OF TRANSACTION.

     Schultze Asset Management, LLC is a long-term shareholder of the Company and has, directly and through its representatives and advisors, from time to time had discussions and corresponded with the Company's management, members of the Company's board of directors, and the Company's representatives and advisors, about the Company's business plans, strategies, and related matters.

     In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Company, its representatives and advisors, and/or other actions taken by the Company, Schultze Asset Management, LLC will consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Company, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional stock of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Company; (f) other material changes in the Company's business or corporate structure; (g) changes in the Company's articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) causing any class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except to the extent that the foregoing may be deemed a plan or proposal, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of this Amendment No. 8.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) Schultze Asset Management, LLC and George J. Schultze (through Schultze Asset Management, LLC) beneficially own 454,868 shares of Common Stock of the Company, which represents approximately 4.3% of the issued and outstanding shares of Common Stock of the Company (based upon the 10,569,850 shares of Common Stock stated to be issued and outstanding by the Company in its latest Quarterly Report on Form 10-Q, filed with the Securities Exchange Commission on January 31, 2006).

     Schultze Master Fund, Ltd. directly owns 394,533 shares of Common Stock of the Company, which represents approximately 3.7% of the issued and outstanding shares of Common Stock of the Company (based upon the 10,569,850 shares of Common Stock stated to be issued and outstanding by the Company in its latest Quarterly Report on Form 10-Q, filed with the Securities Exchange Commission on January 31, 2006).


(b) In its capacity as investment manager, and pursuant to revocable investment management agreements between Schultze Asset Management, LLC and each Managed Account, Schultze Asset Management, LLC has the power to vote and dispose of the Common Stock owned by the Managed Accounts, except as otherwise noted herein.

     On behalf of the Managed Accounts other than Schultze Master Fund, Ltd., Schultze Asset Management, LLC has the shared power to vote 60,335 shares of Common Stock of the Company, and George J. Schultze controls Schultze Asset Management, LLC. Schultze Asset Management, LLC has the shared power to dispose of 454,868 shares of Common Stock of the Company, including the 394,533 shares of Common Stock of the Company held by Schultze Master Fund, Ltd.

     Although Schultze Asset Management, LLC is the investment adviser for Schultze Master Fund, Ltd., Schultze Master Fund, Ltd.'s board of directors retains the sole power to vote the shares of Common Stock directly owned by Schultze Master Fund, Ltd.


(c) In addition to the sales disclosed in prior Amendments, certain Managed Accounts sold shares of Common Stock as follows:

------------------------------------------------------------------------------
                                                    NUMBER OF
       MANAGED ACCOUNT                 DATE         SHARES SOLD     PRICE
------------------------------------------------------------------------------
AIP Alpha Strategies I Fund          3/21/2006        10,200       $27.5475
------------------------------------------------------------------------------
AIP Alpha Strategies I Fund          4/3/2006         3,482        $31.751
------------------------------------------------------------------------------
AIP Alpha Strategies I Fund          4/5/2006         11,138       $35.7503
------------------------------------------------------------------------------
AIP Alpha Strategies I Fund          4/6/2006         4,159        $31.1243
------------------------------------------------------------------------------
AIP Alpha Strategies I Fund          4/6/2006         1,933        $34.2501
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Arrow Distressed Securities Fund     3/15/2006        1,200        $25.47
------------------------------------------------------------------------------
Arrow Distressed Securities Fund     3/29/2006        4,567        $31.15
------------------------------------------------------------------------------
Arrow Distressed Securities Fund     3/30/2006        962          $31.6465
------------------------------------------------------------------------------
Arrow Distressed Securities Fund     3/31/2006        177          $31.6036
------------------------------------------------------------------------------
Arrow Distressed Securities Fund     4/3/2006         8,227        $31.751
------------------------------------------------------------------------------
Arrow Distressed Securities Fund     4/4/2006         7,010        $32.3069
------------------------------------------------------------------------------
Arrow Distressed Securities Fund     4/5/2006         57           $35.7504
------------------------------------------------------------------------------
Arrow Distressed Securities Fund     4/6/2006         1,298        $31.1243
------------------------------------------------------------------------------
Arrow Distressed Securities Fund     4/6/2006         1,276        $34.2501
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Schultze Master Fund, Ltd.           3/29/2006        78,482       $31.15
------------------------------------------------------------------------------
Schultze Master Fund, Ltd.           3/30/2006        15,582       $31.6465
------------------------------------------------------------------------------
Schultze Master Fund, Ltd.           3/31/2006        3,909        $31.6036
------------------------------------------------------------------------------
Schultze Master Fund, Ltd.           4/3/2006         151,350      $31.751
------------------------------------------------------------------------------
Schultze Master Fund, Ltd.           4/5/2006         111,522      $35.7503
------------------------------------------------------------------------------
Schultze Master Fund, Ltd.           4/6/2006         31,512       $31.1243
------------------------------------------------------------------------------
Schultze Master Fund, Ltd.           4/6/2006         20,981       $34.2501
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Yolande Schultze                     3/30/2006        897          $31.6465
------------------------------------------------------------------------------
Yolande Schultze                     4/3/2006         173          $31.751
------------------------------------------------------------------------------

------------------------------------------------------------------------------

(d) The Managed Accounts, including Schultze Master Fund, Ltd., may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock indicated by such Managed Account in Item 2, above. However, Schultze Asset Management, LLC, as the investment manager of each of the Managed Accounts, ultimately has the right to direct such activities.


(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as may be described in this Amendment No. 8, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Reporting Persons and any person or entity.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

Exhibit I. Joint Filing Agreement by and among Schultze Master Fund, Ltd., Schultze Asset Management, LLC, and George J. Schultze, dated as of December 20, 2004 (previously filed with the Securities and Exchange Commission on December 22, 2004 as Exhibit I to
             Amendment No. 2 and incorporated herein by reference).

                                    SIGNATURE


     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 8 is true, complete and correct.


Date: April 10, 2006


                                          SCHULTZE MASTER FUND, LTD.


                                          By: /s/ George J. Schultze
                                             -----------------------------------
                                          Name: George J. Schultze
                                          Title: Director and Managing Member of
                                                 Investment Manager


                                          SCHULTZE ASSET MANAGEMENT, LLC


                                          By: /s/ George J. Schultze
                                             -----------------------------------
                                          Name: George J. Schultze
                                          Title: Managing Member


                                          /s/ George J. Schultze
                                          --------------------------------------
                                         George J. Schultze